Exhibit 99.1

Amdocs Limited Reports Fourth Quarter Fiscal 2020 Results

Record Quarterly Revenue of $1.05 Billion

Expects Acceleration in Fiscal 2021 Revenue Growth to 4.0%-8.0% YoY

as Reported and 3.5%-7.5% in Constant Currency

Accelerates Growth Strategy and Business Focus Around Cloud and 5G

with Strategic Partnerships, Closing Openet Acquisition and the

Expected Divestiture of OpenMarket for Approximately $300 Million

Fourth Quarter Fiscal 2020 Highlights

•	Closed the previously announced acquisition of Openet on August 11, 2020

•

Today signed an agreement for the divestiture of OpenMarket, an Amdocs subsidiary, for approximately $300 million cash with Infobip, a company in which One Equity Partners is the primary institutional investor

•

Revenue of $1,053 million. After adjusting for a positive impact from foreign currency movements of approximately $7 million compared to our guidance assumptions, and revenue from Openet, which was not included in the fourth quarter guidance range, revenue was slightly above the midpoint of the $1,015-$1,055 million guidance range

•	Record managed services revenue of $611 million, up 4.8% as compared to last year’s fourth fiscal quarter and equivalent to approximately 58% of total revenue

•	GAAP diluted EPS of $1.01, above the midpoint $0.95-$1.03 guidance range

•	Non-GAAP diluted EPS of $1.23, above the $1.16-$1.22 guidance range

•	GAAP operating income of $147 million; GAAP operating margin of 14.0%

•	Non-GAAP operating income of $181 million; non-GAAP operating margin of 17.2%

•	Quarterly free cash flow of $145 million, comprised of cash flow from operations of $205 million, less $60 million in net capital expenditures and other; normalized free cash flow of $161 million (1)

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).

•	Record twelve-month backlog of $3.62 billion, up $140 million sequentially and up 3.7% as compared to last year’s fourth fiscal quarter

•	The board of directors approved a quarterly cash dividend of $0.3275 per share to be paid on January 22, 2021

•

The board of directors also approved a 10% increase in the Company’s quarterly cash dividend payment from $0.3275 per share to $0.36 per share, anticipated to be first paid in April 2021, subject to shareholder approval at the January 2021 annual meeting

ST. LOUIS – November 10, 2020 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended September 30, 2020.

“I am pleased to report a return to sequential revenue growth in our fourth fiscal quarter, primarily driven by healthy activity levels in North America and the ramp-up of new customer engagements in Europe, where we had our best-ever performance. At the operating level, we accelerated our R&D investments while maintaining consistent project execution and stable profitability. Amid the ongoing global pandemic, our sales momentum also accelerated, as reflected in our record 12-month backlog which grew $140 million sequentially and 3.7% year-over-year,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “Over the last few months, we have taken several steps to accelerate our growth strategy around 5G and the cloud. The post-merger integration of Openet is proceeding well and we are happy to report a new award at AT&T, which has selected Openet’s 5G solution to quickly launch and monetize exciting new 5G services on the cloud. Additionally, we have signed a new multi-year strategic agreement with AWS as part of which we will bring our cloud-native BSS offerings and wide range of services to jointly address the rapidly growing cloud market in the coming years. As part of another move to focus on our strategy, we have also signed an agreement for the divestiture of OpenMarket for approximately $300 million cash with Infobip, a company in which One Equity Partners is the primary institutional investor. With this transaction, Amdocs is divesting a non-strategic asset in the mobile messaging domain and remaining laser-focused on our core strategic growth initiatives.”

Sheffer concluded, “Turning to our fiscal 2021 outlook, I am happy to report an expected acceleration in growth, with revenue projected to increase at more than twice the rate of last year in constant currency. This outlook is based on the visibility of our record 12-month backlog, the full-year consolidation of Openet and the ramp-up of customer activities across strategic growth areas, including 5G and the cloud.”

Revenue

Revenue for the fourth fiscal quarter ended September 30, 2020 was $1,053 million, up $27 million sequentially from the third fiscal quarter of 2020. Revenue was up 2.2% as reported and 1.8% in constant currency as compared to last year’s fourth fiscal quarter. Revenue for the fourth fiscal quarter of 2020 includes a positive impact from foreign currency movements of approximately $11 million relative to the third quarter of fiscal 2020. Revenue was slightly above the midpoint of Amdocs’ guidance after adjusting for the positive impact of approximately $7 million of foreign currency movements relative to guidance assumptions and revenue from Openet, which was not included in the fourth quarter guidance range.

Revenue for the fiscal year ended September 30, 2020, was $4.2 billion, up 2.0% from the last fiscal year and consistent with the high-end of Amdocs’ guidance range for growth of 1.1% to 2.1% year-over-year as reported. Adjusting for the negative impact of foreign currency movements, revenue was up 2.4% from the last fiscal year and consistent with the high-end of Amdocs’ guidance range for growth of 1.6% to 2.6% year-over-year.

Net Income and Earnings Per Share

The Company’s GAAP net income for the fourth quarter of fiscal 2020 was $134.5 million, or $1.01 per diluted share, compared to GAAP net income of $122.0 million, or $0.90 per diluted share, in the prior fiscal year’s fourth quarter. Net income on a non-GAAP basis was $162.7 million, or $1.23 per diluted share, compared to non-GAAP net income of $147.1 million, or $1.08 per diluted share, in the fourth quarter of fiscal 2019. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses and other, net of related tax effects, in the fourth quarter of fiscal 2020 and in the fourth quarter of fiscal 2019.

The Company’s GAAP net income in fiscal 2020 was $497.8 million, or $3.71 per diluted share, compared to GAAP net income of $479.4 million, or $3.47 per diluted share, in fiscal 2019. Fiscal 2020 net income on a non-GAAP basis was $595.8 million, or $4.44 per diluted share, compared to non-GAAP net income of $595.1 million, or $4.31 per diluted share, in fiscal 2019. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses and other, net of related tax effects, in fiscal years 2020 and 2019.

For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On November 10, 2020, the Board approved the Company’s next quarterly cash dividend payment of $0.3275 per share and set December 31, 2020 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 22, 2021. The Board also approved a 10% increase in the Company’s quarterly cash dividend payment to $0.36 per share, which is anticipated to be first paid in April 2021, provided that the increase is approved by shareholders at the January 2021 annual general meeting of shareholders.

•	Share Repurchase Activity: Repurchased $91 million of ordinary shares during the fourth quarter of fiscal 2020.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.62 billion at the end of the fourth quarter of fiscal 2020, up $140 million from the end of the prior quarter and up 3.7% as compared to last year’s fourth fiscal quarter.

First Quarter Fiscal 2021 Outlook

•

Revenue of approximately $1,055-$1,095 million, assuming approximately $2 million sequential negative impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2020 and a full quarter revenue contribution from the acquisition of Openet

•	GAAP diluted EPS of approximately $0.85-$0.93

•

Non-GAAP diluted EPS of approximately $1.09-$1.15, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.08-$0.10 per share of equity-based compensation expense, net of related tax effects

Full Year Fiscal 2021 Outlook

•	Revenue growth of 4.0%-8.0% year-over-year as reported

•	Revenue growth of 3.5%-7.5% year-over-year on a constant currency basis

•

Full year fiscal 2021 revenue guidance incorporates roughly 1.5% of growth from the acquisition of Openet, and an expected positive impact from foreign currency fluctuations of about 0.5% year-over-year

•	GAAP diluted earnings per share growth of roughly 1.5%-8.5% year-over-year

•

Non-GAAP diluted earnings per share growth of roughly 5.0%-9.0% year-over-year, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.32-$0.40 per share of equity-based compensation expense, net of related tax effects. The impact of the acquisition of Openet on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in fiscal year 2021, and accretive thereafter

•	Free cash flow of approximately $470 million, comprised of cash flow from operations, less net capital expenditures and other

•	Normalized free cash flow of approximately $620 million; normalized free cash flow excludes capital expenditure of up to $150 million related to the new campus development in Israel, and other items

•

Divestiture of OpenMarket is expected to close within the next few months, at which time the full fiscal year 2021 outlook will be updated, as the current 2021 outlook includes anticipated full year results from OpenMarket

Our first fiscal quarter 2021 and full year fiscal 2021 outlook takes into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, which has created, and continues to create, a significant amount of uncertainty, and from T-Mobile’s completed merger with Sprint, or from other current and potential customer consolidation activity.

Conference Call Details

Amdocs will host a conference call on November 10, 2020 at 5:00 p.m. Eastern Time to discuss the Company’s fourth quarter of fiscal 2020 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 4156067. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for previously expensed restructuring charges, payments for legal dispute settlement, and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs’ purpose is to enrich lives and progress society, using creativity and technology to build a better connected world. Amdocs and its 26,000 employees partner with the leading players in the communications and media industry, enabling next-generation experiences in 85 countries. Our cloud-native, open and dynamic portfolio of digital solutions, platforms and services brings greater choice, faster time to market and flexibility, to better meet the evolving needs of our customers as they drive growth, transform and take their business to the cloud. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.2 billion in fiscal 2020.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2019 filed on December 16, 2019 and our Form 6-K furnished for the first quarter of fiscal 2020 on February 18, 2020 and for the second quarter of fiscal 2020 on May 18, 2020 and for the third quarter of fiscal 2020 on August 17, 2020.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue	$1,052,948	$1,030,253	$4,169,039	$4,086,669
Operating expenses:
Cost of revenue	703,556	667,129	2,755,563	2,653,172
Research and development	75,843	70,109	282,042	273,936
Selling, general and administrative	106,352	125,046	458,539	492,457
Amortization of purchased intangible assets and other	20,259	23,815	78,137	97,358

	906,010	886,099	3,574,281	3,516,923

Operating income	146,938	144,154	594,758	569,746
Interest and other (expense) income, net	(6,377)	2,444	(11,436)	(1,859)

Income before income taxes	140,561	146,598	583,322	567,887
Income taxes	6,098	24,571	85,482	88,441

Net income	$134,463	$122,027	$497,840	$479,446

Basic earnings per share	$1.02	$0.90	$3.73	$3.49

Diluted earnings per share	$1.01	$0.90	$3.71	$3.47

Basic weighted average number of shares outstanding	132,330	135,317	133,590	137,418

Diluted weighted average number of shares outstanding	132,661	136,151	134,232	138,108

Cash dividends declared per share	$0.3275	$0.285	$1.2675	$1.105

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue	$1,052,948	$1,030,253	$4,169,039	$4,086,669
Non-GAAP operating income	181,082	177,989	715,022	707,889
Non-GAAP net income	162,716	147,137	595,758	595,089
Non-GAAP diluted earnings per share	$1.23	$1.08	$4.44	$4.31
Diluted weighted average number of shares outstanding	132,661	136,151	134,232	138,108

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2020	2019	2020	2019
Net Cash Provided by Operating Activities	$204,680	$213,625	$658,136	$656,377
Purchases of property and equipment, net (*)	(59,555)	(34,325)	(205,510)	(128,086)

Free Cash Flow	145,125	179,300	452,626	528,291
Payments for legal dispute settlement	—	—	—	55,000
Payment of acquisition related liabilities	—	—	9,417	7,667
Payments for previously expensed restructuring charges	214	1,233	2,143	15,627
Net capital expenditures related to the new campus development (*)	15,975	9,101	62,727	6,895

Normalized Free Cash Flow	$161,314	$189,634	$526,913	$613,480

(*)

The amounts under “Purchase of property and equipment, net” and the amounts under “Net capital expenditures related to the new campus development”, include proceeds from sale of property and equipment of $194 and $151, for the fiscal year ended September 30, 2020 and 2019, respectively, and proceeds of $9,676 relating to the refund of betterment levy, for the fiscal year ended September 30, 2019 ($4,776 of which was a refund to the noncontrolling interests).

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended September 30, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$703,556	$—	$(4,981)	$(4,021)	$—	$—	$694,554
Research and development	75,843	—	(821)	—	—	—	75,022
Selling, general and administrative	106,352	—	(4,062)	—	—	—	102,290
Amortization of purchased intangible assets and other	20,259	(20,259)	—	—	—	—	—

Total operating expenses	906,010	(20,259)	(9,864)	(4,021)	—	—	871,866

Operating income	146,938	20,259	9,864	4,021	—	—	181,082

Interest and other (expense) income, net	(6,377)	—	—	—	(600)	—	(6,977)

Income taxes	6,098	—	—	—	—	5,291	11,389

Net income	$134,463	$20,259	$9,864	$4,021	$(600)	$(5,291)	$162,716

	Three months ended September 30, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$667,129	$—	$(4,618)	$(2,036)	$—	$—	$660,475
Research and development	70,109	—	(757)	—	—	—	69,352
Selling, general and administrative	125,046	—	(2,609)	—	—	—	122,437
Amortization of purchased intangible assets and other	23,815	(23,815)	—	—	—	—	—

Total operating expenses	886,099	(23,815)	(7,984)	(2,036)	—	—	852,264

Operating income	144,154	23,815	7,984	2,036	—	—	177,989

Interest and other income (expense), net	2,444	—	—	—	(4,964)	—	(2,520)

Income taxes	24,571	—	—	—	—	3,761	28,332

Net income	$122,027	$23,815	$7,984	$2,036	$(4,964)	$(3,761)	$147,137

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Fiscal year ended September 30, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,755,563	$—	$(20,005)	$307	$—	$—	$2,735,865
Research and development	282,042	—	(3,058)	—	—	—	278,984
Selling, general and administrative	458,539	—	(19,371)	—	—	—	439,168
Amortization of purchased intangible assets and other	78,137	(78,137)	—	—	—	—	—

Total operating expenses	3,574,281	(78,137)	(42,434)	307	—	—	3,454,017

Operating income	594,758	78,137	42,434	(307)	—	—	715,022

Interest and other (expense) income, net	(11,436)	—	—	—	(600)	—	(12,036)

Income taxes	85,482	—	—	—	—	21,746	107,228

Net income	$497,840	$78,137	$42,434	$(307)	$(600)	$(21,746)	$595,758

	Fiscal year ended September 30, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,653,172	$—	$(19,879)	$(2,235)	$—	$—	$2,631,058
Research and development	273,936	—	(2,714)	—	—	—	271,222
Selling, general and administrative	492,457	—	(15,957)	—	—	—	476,500
Amortization of purchased intangible assets and other	97,358	(97,358)	—	—	—	—	—

Total operating expenses	3,516,923	(97,358)	(38,550)	(2,235)	—	—	3,378,780

Operating income	569,746	97,358	38,550	2,235	—	—	707,889

Interest and other income (expense), net	(1,859)	—	—	—	(2,939)	—	(4,798)

Income taxes	88,441	—	—	—	—	19,561	108,002

Net income	$479,446	$97,358	$38,550	$2,235	$(2,939)	$(19,561)	$595,089

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	September 30, 2020	September 30, 2019
ASSETS
Current assets
Cash and cash equivalents	$983,188	$471,632
Short-term interest-bearing investments	752	—
Accounts receivable, net, including unbilled of $175,548 and $227,061, respectively	861,033	987,858
Prepaid expenses and other current assets	229,604	216,084

Total current assets	2,074,577	1,675,574
Property and equipment, net	607,951	525,314
Lease assets	295,494	—
Goodwill and other intangible assets, net	2,874,979	2,667,997
Other noncurrent assets	488,620	423,941

Total assets	$6,341,621	$5,292,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$930,259	$1,089,748
Short-term financing arrangements	100,000	—
Lease liabilities	59,100	—
Deferred revenue	126,841	118,182

Total current liabilities	1,216,200	1,207,930
Lease liabilities	230,076	—
Long-term debt, net of unamortized debt issuance costs	644,023	—
Other noncurrent liabilities	586,167	542,430
Total Amdocs Limited Shareholders’ equity	3,622,646	3,499,957
Noncontrolling interests	42,509	42,509

Total equity	3,665,155	3,542,466

Total liabilities and equity	$6,341,621	$5,292,826

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal year ended September 30,
	2020	2019
Cash Flow from Operating Activities:
Net income	$497,840	$479,446
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	198,409	205,772
Amortization of debt issuance costs	144	—
Equity-based compensation expense	42,434	38,550
Deferred income taxes	30,239	(13,950)
Loss from short-term interest-bearing investments	—	737
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	134,584	6,589
Prepaid expenses and other current assets	(10,815)	25,907
Other noncurrent assets	(23,329)	(1,635)
Lease assets and liabilities, net	(7,881)	—
Accounts payable, accrued expenses and accrued personnel	(190,354)	(60,042)
Deferred revenue	(15,184)	(37,855)
Income taxes payable, net	(9,281)	6,025
Other noncurrent liabilities	11,330	6,833

Net cash provided by operating activities	658,136	656,377

Cash Flow from Investing Activities:
Purchases of property and equipment, net (*)	(205,510)	(128,086)
Proceeds from sale of short-term interest-bearing investments	—	101,287
Purchase of short-term interest-bearing investments	(753)	—
Net cash paid for business and intangible assets acquisitions	(249,358)	(60,572)
Other	(6,104)	615

Net cash used in investing activities	(461,725)	(86,756)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	450,000	—
Payments of financing arrangements	(350,000)	—
Proceeds from issuance of debt, net	643,919	—
Repurchase of shares	(360,912)	(398,057)
Proceeds from employee stock options exercised	97,850	41,483
Payments of dividends	(164,061)	(147,616)
Investment by noncontrolling interests, net (*)	—	(4,776)
Payment of contingent consideration from a business acquisition	(1,411)	(7,470)
Other	(240)	(336)

Net cash provided by (used in) financing activities	315,145	(516,772)

Net increase in cash and cash equivalents	511,556	52,849
Cash and cash equivalents at beginning of period	471,632	418,783

Cash and cash equivalents at end of period	$983,188	$471,632

(*)

The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $194 and $151, for the fiscal year ended September 30, 2020 and 2019, respectively, and proceeds of $9,676 relating to the refund of betterment levy for the fiscal year ended September 30, 2019 ($4,776 of which was a refund to the noncontrolling interests).

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
North America	$681.6	$685.9	$691.3	$662.1	$644.2
Europe	165.3	145.4	148.3	154.7	156.1
Rest of the World	206.0	194.9	208.3	225.2	230.0

Total Revenue	$1,052.9	$1,026.2	$1,047.9	$1,042.0	$1,030.3

	Three months ended
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Managed Services Revenue	$610.5	$604.5	$604.0	$579.7	$583.3

	As of
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
12-Month Backlog	$3,620	$3,480	$3,460	$3,520	$3,490

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